

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
John Carter
Chief Executive Officer and President
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd., Suite 500
Tampa, Florida 33607

> Re: **Carter Validus Mission Critical REIT, Inc.**
> **Form 10-K**
> **Filed March 29, 2012**
> **File No. 333-165643**

Dear Mr. Carter:

We have reviewed your response letter dated February 6, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Stockholders' Equity, page F-12

1) We note your response to our prior comment number one. Please provide additional information as to how you determined that the participation of individuals in your "friends and family" stock purchase plan, who do not meet the definition of an employee, would not disqualify the entire plan from being non – compensatory.

Note 3. Real Estate Investment..page F-14

2) We note your response to our prior comment number four. With respect to the estimate of offering proceeds made on July 14, 2011 in connection with the acquisition of Richardson Data Center, please provide us a more detailed analysis of the factors considered in making the estimate. Please specifically address whether you considered the pace of fundraising to that date, any prior sponsor fundraising experience, any prior fundraising experience of your dealer manager, and the prior fundraising experience of other new sponsors. We may have further comment.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant